UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13G
                                 (Rule 13d-102)

           INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULES 13d-1(b), (c), AND (d) AND AMENDMENTS THERETO FILED PURSUANT TO
                                 RULE 13d-2(b)

                               (Amendment No. 2)


                                OrthoLogic Corp.
                                ----------------
                                (Name of Issuer)

                                  Common Stock
                                  ------------
                         (Title of Class of Securities)

                                   68750J107
                                   ---------
                                 (CUSIP Number)

                               December 31, 2003
                               -----------------
            (Date of Event Which Requires Filing of This Statement)

          Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:

          [x]  Rule 13d-1(b)

          [ ]  Rule 13d-1(c)

          [ ]  Rule 13d-1(d)


          *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

          The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP 68750J107                  SCHEDULE 13G                 Page 2 of 5


 1    Name of Reporting Person           BRICOLEUR CAPITAL MANAGEMENT LLC

      IRS Identification No. of Above Person                     13-40036

 2    Check the Appropriate Box if a member of a Group           (a)  [ ]

                                                                 (b)  [ ]
 3    SEC USE ONLY

 4    Citizenship or Place of Organization        Delaware, United States

   NUMBER OF        5    Sole Voting Power                              0
     SHARES
  BENEFICIALLY      6    Shared Voting Power                    1,724,381
 OWNED BY EACH
   REPORTING        7    Sole Dispositive Power                         0
  PERSON WITH
                    8    Shared Dispositive Power               1,724,381

  9    Aggregate Amount Beneficially Owned by Each Reporting
       Person                                                   1,724,381

 10    Check Box if the Aggregate Amount in Row (9) Excludes Certain
       Shares                                                         [ ]

 11    Percent of Class Represented by Amount in Row 9               5.2%

 12    Type of Reporting Person                                        IA

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CUSIP 68750J107                  SCHEDULE 13G                 Page 3 of 5


Item 1(a).   Name of Issuer.
             --------------

             OrthoLogic Corp.

Item 1(b).   Address of Issuer's Principal Executive Offices.
             -----------------------------------------------

             1275 W. Washington Street
             Tempe, AZ  85281

Item 2(a).   Names of Persons Filing.
             -----------------------

             Bricoleur Capital Management LLC ("Bricoleur")

Item 2(b).   Address of Principal Business Office or, if none, Residence.
             -----------------------------------------------------------

             12230 El Camino Real, Suite 100
             San Diego, CA  92130

Item 2(c).   Citizenship.
             -----------

             Delaware, United States

Item 2(d).   Title of Class of Securities.
             ----------------------------

             Common Stock

Item 2(e).   CUSIP Number.
             ------------

             68750J107

Item 3.      Type of Reporting Person.
             ------------------------

             If this statement is filed pursuant to Rule 13d-1(b) or Rule 13d-2(b) or (c), check whether the person filing is a:

             (a) [ ] Broker or dealer registered under section 15 of the Exchange Act.

             (b) [ ] Bank as defined in section 3(a)(6) of the Exchange Act.

             (c)  [ ] Insurance company as defined in section
             3(a)(19) of the Exchange Act.

             (d) [ ] Investment company registered under section 8 of the Investment Company Act of 1940 .

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CUSIP 68750J107                  SCHEDULE 13G                 Page 4 of 5


             (e) [x] An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);

             (f) [ ] An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);

             (g) [ ] A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);

             (h)  [ ] A savings association as defined in Section
             3(b) of the Federal Deposit Insurance Act;

             (i) [ ] A church plan that is excluded from the definition of an investment company under section
             3(c)(14) of the Investment Company Act of 1940 ;

             (j)  [ ] Group, in accordance with Rule
             13d-1(b)(1)(ii)(J).

Item 4.      Ownership.
             ---------

             Reference is hereby made to Items 5-9 and 11 of page two (2) of this Schedule 13G, which Items are incorporated by reference herein.

Item 5.      Ownership of Five Percent or Less of a Class.
             --------------------------------------------

             Not Applicable.

Item 6.      Ownership of More Than Five Percent on Behalf of Another Person.
             ---------------------------------------------------------------

             Bricoleur is filing this Schedule 13G because, as investment manager for certain accounts in which the securities reflected in Items 5-9 and 11 of page two of this Schedule 13G (the "Securities") are held, Bricoleur has been granted the authority to dispose of and vote those Securities. Each entity that owns an account has the right to receive or the power to direct the receipt of, dividends from, or the proceeds from the sale of, the Securities held in the account.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.
             -------------------------------------------------------------

             Not Applicable.

Item 8.      Identification and Classification of Members of the Group.
             ---------------------------------------------------------

             Not Applicable.

Item 9.      Notice of Dissolution of Group.
             ------------------------------

             Not Applicable.

CUSIP 68750J107                  SCHEDULE 13G                 Page 5 of 5


Item 10.     Certification.
             -------------

                By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                   Signature
                                   ---------

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                           BRICOLEUR CAPITAL MANAGEMENT LLC



                           By /s/ Robert M. Poole
                              -----------------------------
                              Robert M. Poole, Management Committee Member


DATED: February 6, 2004